12-4-02

02021655

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
NOV 27 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 155

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65343

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/19/02 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Curtiswood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 Woodmont Blvd, Suite 200
(No. and Street)

Nashville (City) Tennessee (State) 37205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott R. Nieboer (615) 386 - 0231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kraft Bros., Esstman, Patton and Harrell, PLLC
(Name – *if individual, state last, first, middle name*)

404 James Robertson Pkwy Suite 1200 (Address) Nashville (City) TN (State) 37219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott R. Nieboer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curtiswood Capital, LLC, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Manager

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- None ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Required.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

SEPTEMBER 30, 2002

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, AND REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

SEPTEMBER 30, 2002

CONTENTS

KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Curtiswood Capital, LLC (the "Company") as of September 30, 2002, and the related statements of income, changes in member's equity and cash flows for the period from April 19, 2002 (inception) through September 30, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtiswood Capital, LLC at September 30, 2002, and the results of its operations and its cash flows for the period from April 19, 2002 (inception) through September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kraft Bros., Esstman, Patton & Harrell, PLLC

Nashville, Tennessee
October 23, 2002

CURTISWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Deposits with clearing broker	$ 1,177,241
Marketable securities owned, at market value - Note 3	2,028,722
Furniture and equipment - at cost, less accumulated depreciation of $158	2,633
Prepaid expenses and other assets	12,424
TOTAL ASSETS	$ 3,221,020

LIABILITIES AND MEMBER'S EQUITY

LIABLITIES	
Payable to clearing broker, net - Note 4	$ 1,759,142
Marketable securities sold, not yet purchased, at market value - Notes 3 and 7	214,344
Accounts payable and accrued expenses	13,495
TOTAL LIABILITIES	1,986,981
COMMITMENTS - Note 5	
MEMBER'S EQUITY	1,234,039
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,221,020

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF INCOME

FOR THE PERIOD FROM APRIL 19, 2002 (INCEPTION) THROUGH SEPTEMBER 30, 2002

REVENUES	
Trading income	$ 55,664
Interest and dividend income	27,066
Commission income	85
Rental income - Note 5	3,600
TOTAL REVENUES	86,415
EXPENSES	
Floor brokerage, exchange, and clearance fees	8,481
Communication and data processing	5,332
Interest	19,834
Occupancy - Note 5	11,683
Other - Note 6	32,046
TOTAL EXPENSES	77,376
NET INCOME	$ 9,039

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM APRIL 19, 2002 (INCEPTION) THROUGH SEPTEMBER 30, 2002

BALANCE - BEGINNING OF PERIOD	$ -
Capital contributions of member	1,225,000
Net income for the period	9,039
BALANCE - END OF PERIOD	$ 1,234,039

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM APRIL 19, 2002 (INCEPTION) THROUGH SEPTEMBER 30, 2002

OPERATING ACTIVITIES	
Net income	$ 9,039
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	158
(Increase) decrease in operating assets:	
Deposits with clearing broker	(1,177,241)
Marketable securities owned	(2,028,722)
Prepaid expenses and other assets	(12,424)
Increase (decrease) in operating liabilities:	
Payable to clearing broker	1,759,142
Marketable securities sold, not yet purchased	214,344
Accounts payable and accrued expenses	13,495
Total Adjustments	(1,231,248)
NET CASH USED IN OPERATING ACTIVITIES	(1,222,209)
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(2,791)
NET CASH USED IN INVESTING ACTIVITIES	(2,791)
FINANCING ACTIVITIES	
Capital contributions of member	1,225,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,225,000

(continued on next page)

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE PERIOD FROM APRIL 19, 2002 (INCEPTION) THROUGH SEPTEMBER 30, 2002

NET INCREASE IN CASH	-
CASH - BEGINNING OF PERIOD	-
CASH - END OF PERIOD	$ -

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for:	
Interest expense	$ 19,834
Income taxes	$ -

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Curtiswood Capital, LLC (the "Company") is a Tennessee limited liability company formed on April 19, 2002, as Delta Research & Trading, LLC ("Delta"), with a duration of 73 years. On June 19, 2002, Delta was renamed Curtiswood Capital, LLC. The Company is wholly-owned by Trace Partners, L.P.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company is located in Nashville, Tennessee.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal year

The Company has adopted a September 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents. At September 30, 2002, the Company had no cash or cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits with clearing broker

The Company clears its proprietary and customer transactions through another broker-dealer, Sterne, Agee & Leach, Inc. ("SAL") on a fully disclosed basis via a correspondent clearing agreement which expires on July 23, 2004. The Company has agreed to maintain a deposit account with SAL equal to or greater than the margin requirements on securities with a minimum balance of $100,000.

Securities transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. All of the Company's trading activities are cleared by SAL Financial Services, Inc.

Marketable securities are valued at market value, and any securities not readily marketable are valued at estimated fair value as determined by management. At September 30, 2002, the Company had no securities that were not readily marketable.

Furniture and equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 5 to 7 years.

Trading income

Trading income is recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and consists of realized and unrealized gains (losses) on security transactions.

Interest and dividend income

Interest income is recognized in the period earned. Dividend income is recognized as of the date declared.

Commission income

Commission income and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest expense

The Company may from time to time finance its security positions via a margin account with its clearing broker. The margin account bears interest at a current market rate that fluctuates daily.

Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all federal tax effects of the Company's income, gains and losses are passed through to Trace Partners, L.P., and the Company is only liable for state franchise taxes.

Concentration of risk

The Company generally maintains deposits with brokers in excess of federally insured amounts. Statement of Financial Accounting Standards No. 105 identifies this condition as a concentration of credit risk requiring disclosure. The Company has not experienced any losses in such accounts. In management's opinion, the risk is mitigated by use of high quality financial institutions.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of the following at September 30, 2002:

	Owned	Sold, Not Yet Purchased
Corporate bonds, debentures and notes	$ 1,790,070	$ 214,344
Corporate stocks	238,652	-
Total	$ 2,028,722	$ 214,344

NOTE 4 - PAYABLE TO CLEARING BROKER, NET

Amounts receivable from and payable to the Company's clearing broker, SAL, consist of the following at September 30, 2002:

Payable to clearing broker	$ (1,855,447)
Receivable from clearing broker	75,335
Interest receivable from clearing broker	20,970
Payable to clearing broker, net	$ (1,759,142)

The amount payable to the clearing broker is collateralized by the Company's deposits with the clearing broker and the securities owned by the Company.

NOTE 5 - COMMITMENTS

The Company leases office space under an operating lease that expires April 30, 2003, and calls for monthly lease payments of $2,251 plus additional fees for parking. Aggregate future monthly rental expense under the lease amounts to $15,757, as of September 30, 2002.

Total rent expense incurred under all operating leases for the period ended September 30, 2002 amounted to $11,683.

The Company subleases a portion of its office space for $1,800 a month. The sublease agreement expires on December 31, 2002. Total sublease rental income received for the period ended September 30, 2002 was $3,600. Aggregate future monthly rental income under the sublease amounts to $5,400, as of September 30, 2002.

NOTE 6 - RELATED PARTY TRANSACTIONS

Total salaries and benefits included in other expenses that were paid to partners of an affiliated company amounted to $8,333 for the period ended September 30, 2002.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has sold securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2002 at the current market values of the related securities and will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2002, the Company had net capital of $785,702, which was $685,702 in excess of its required net capital of $100,000. The Company's percent of aggregate indebtedness to net capital ratio was .02 to 1.

SUPPLEMENTAL SCHEDULES

CURTISWOOD CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

SEPTEMBER 30, 2002

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 1,234,039
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition:	
Furniture and equipment, net	2,633
Receivable from clearing broker	96,305
Prepaid expenses and other assets	12,424
Total deductions and/or charges	111,362
Net capital before haircuts on securities positions	1,122,677
Haircuts on securities:	
Trading and investment securities	304,308
Undue concentration	32,667
Total haircuts on securities	336,975
Net Capital	$ 785,702
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 13,495
Total aggregate indebtedness	$ 13,495
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 100,000
Excess net capital	$ 685,702
Excess net capital at 1000%	$ 784,353
Percentage of aggregate indebtedness to net capital	0.02

CURTISWOOD CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2002

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2002

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2002

Reconciliation of the Company's computation (included in Part II of Form X-17A-5 as of September 30, 2002)

Net capital, as reported in Company's Part II (unaudited FOCUS report)	$ 789,560
Audit adjustment to record state franchise tax liability	(3,539)
Correction of haircut on securities related to undue concentration as a result of audit adjustment	(319)
Net adjustments	(3,858)
Net capital, per audited financial statements	$ 785,702

CURTISWOOD CAPITAL, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2002

Not applicable.

CURTISWOOD CAPITAL, LL C

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

SEPTEMBER 30, 2002

None.

KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON CONTROL

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Curtiswood Capital, LLC (the "Company") for the period from April 19, 2002 (inception) through September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and to the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee and Member, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kraft Bros., Eastman, Patton & Harrell, PLLC

Nashville, Tennessee
October 23, 2002